UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

China Direct Trading Corporation

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

16938E 10 2

(CUSIP Number)

Howard Ullman, Chief Executive Officer and President

China Direct Trading Corporation

12535 Orange Drive, #613

Davie, Florida 3333

(954) 474-0224

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 4, 2005 and December 31, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 16938E 10 2

1. Names of Reporting Persons.	I.R.S. Identification Nos. of above persons (entities only).

Howard Ullman, the Chief Executive Officer, Chairman of the Board, President and principal beneficial owner of the shares of Common Stock, $0.0001 par value, of the Issuer.

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a)__	(b)__

3. SEC Use Only

4. Source of Funds (See Instructions):

5. Check [___]	if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6. Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each reporting Person With

7. Sole Voting Power:	286,000,000

8. Shared Voting Power:	None

9. Sole Dispositive Power:	286,000,000

10. Shared Dispositive Power:	None

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 286,000,000

12. Check [__] if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13. Percent of Class Represented by Amount in Row (11): 55%

14. Type of Reporting Person (See Instruction): IN

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Item 1. Security and Issuer

This Schedule 13D relates to shares of the common stock of China Direct Trading Corporation, (the “Issuer”) a Florida corporation (formerly known as “CBQ, Inc.”). The principal executive offices of the Company are located at 12535 Orange Drive, #613, Davie, Florida 33330, located outside of Fort Lauderdale.

Item 2. Identity and Background

This Schedule 13D is being filed on behalf of Howard Ullman (the “Reporting Person”). The Reporting Person is the Chairman of the Board, Chief Executive Officer, President and principal beneficial owner of the Issuer’s common stock. He is also the chairman of the board, the chief executive officer and president of Souvenir Direct, Inc., a Florida corporation and a wholly-owned subsidiary of the Issuer as well as the senior executive of China Pathfinder Fund, L.L.C., a Florida limited liability company and a wholly-owned subsidiary of the Issuer.

During the last five years, the Reporting Person has not been convicted in any criminal proceeding. During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person entered into two oral, separate agreements, one entered into on or about December 31, 2004, and the other on or about to January 4, 2005, to privately place two tranches of 5 million shares with each of two natural persons, each being an “accredited investor” (as defined in Rule 501(a) of Regulation D, as promulgated under the Securities Act of 1933, as amended) and a resident of the State of Florida (the “accredited investors”). The accredited investors are business partners of China Direct Trading Corporation. The terms of the transactions are further described in Item 4 below.

Item 4. Purpose of Transaction

The sale of the two tranches by the Reporting Person to the accredited investors is part of an agreement in principle between the Issuer and those accredited investors whereby the accredited investors will from time to time: (a) make certain business opportunities in the trading of products or commodities by the Issuer and will also assist the Issuer in pursuing those business opportunities; (b) make initial introductions to U.S. investment bankers and institutional investors with the hope of encouraging those investment bankers and institutional investors to support the Issuer or its public-traded common stock; and (c) to assist the Issuer with public relations, investor relations, management and seeking consummation of business development opportunities. The accredited investors may also introduce merger-and-acquisition opportunities to the Issuer, including some potential merger-and-acquisition candidates in which one or more of the accredited investors have an equity interest or for which one or more accredited investors serve as directors, senior managers or consultants.

The accredited investors offered to purchase the shares of Issuer common stock from the Reporting Person rather than purchasing said equity stake from the Issuer in order to avoid the adverse impact that purchasing the securities from the Issuer would have on the Issuer’s net income for fiscal year 2003 and for the first fiscal quarter of 2005.

The accredited investors have represented to the Issuer and the Reporting Person that they have each acquired the shares of Issuer common stock for investment purposes only for their own respective investment account and not with an intent to distribute or resell those shares. Further, the Issuer may appoint one or more of the accredited investors to fill current or future vacancies on the Issuer’s board of directors.

The Reporting Person shall use the proceeds from the private placement of the shares of the Issuer’s common stock to the accredited investors to pay personal and family living expenses, to fund personal and family investments in real estate or other companies for intended purposes of retirement purposes or for long-term income generation. The Reporting Person may sell up to 10 million shares of the common stock in the second and/or the third fiscal quarters of 2005 for the same purposes as described above. The Reporting Person does not currently intend to sell more than an aggregate of an additional 10 million of his shares of the Issuer’s common stock in 2005, subject to any limitations imposed by Rule 144.

Assuming the sale of the aforementioned 10 million in 2005, the Reporting Person would retain voting control over the Issuer with 266,000,000 shares of common stock, which is approximately 53% of the currently issued and outstanding shares of common stock.

Except as disclosed in this Item 4, the Reporting Person has no other plans or proposals which relate to or would result in:

a.	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

b.           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

c.	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d.           Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or dividend policy of the issuer;

f.            Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

g.           Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h.           Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.             A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	Any action similar to any of those enumerated above.

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Item 5. Interest in Securities of the Issuer

a.             As a result of the transactions referenced in Item 4, the Reporting Person’s beneficial ownership of the common stock of the Issuer has been reduced to 286,000,000, representing 55% of the Issuer’s outstanding shares of common stock of the Issuer as of the date of this Schedule 13D.

b.           The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 286,000,000 shares of the Company’s common stock, representing 55% of the Company’s outstanding shares of common stock. The Reporting Person does not share any power to vote or to direct the vote, or share any power to dispose or to direct the disposition of any shares of the Company’s stock.

c.	Not applicable.
d.	Not applicable.
e.	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. As disclosed in Item 4 above, the purchasers of the Reporting Person’s shares of Issuer common stock have an agreement in principle with the Issuer to assist the Issuer 0with introductions to business opportunities for the trading of products, introductions to investment bankers and institutional investors for the purpose of seeking support among such investment bankers and institutional investors for the Issuer’s public-traded common stock on the OTC Bulletin Board (symbol: CHDT.OB), and the purchasers assisting the Issuer with management and business development issues.

Item 7. Material to Be Filed as Exhibits

 None.

/s/

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Signature

After reasonable inquiry and to my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Howard Ullman

Howard Ullman

Dated: February 4, 2005